

Credit Ratings Performance Measurement Statistics

HR Ratings

Credit Ratings Performance Measurement Statistics
NRSRO Credit Ratings Transition Matrices.

Transition/ Default Matrices of NRSRO ratings are composed in the following subclasses:

a) Sovereign Issuers.
b) U.S. Public Finance.
c) International Public Finance.

*Our ratings range from HR AAA to HR D, a plus or minus sign may be included in the range from AA to C, to indicate strength or weakness within a general rating category.



Credit Ratings Performance Measurement Statistics

- One- Year Sovereign Issuers, Long Term Transition Matrix – 2014-2015

Sovereign Issuers - 1 Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																			Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR AAA (G)	HR AA + (G)	HR AA (G)	HR AA - (G)	HR A + (G)	HR A (G)	HR A - (G)	HR BBB + (G)	HR BBB (G)	HR BBB - (G)	HR BB + (G)	HR BB (G)	HR BB - (G)	HR B + (G)	HR B (G)	HR B - (G)	HR C + (G)	HR C (G)	HR C - (G)	Default	Paid Off	Withdrawn (Other)
HR AAA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A - (G)	1	-	-	-	-	-	-	100%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	1																						

Source: HR Ratings

Credit Ratings Performance Measurement Statistics

- One- Year Sovereign Issuers, Short Term Transition Matrix – 2014-2015

Sovereign Issuers - 1 Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR +1 (G)	HR1 (G)	HR2 (G)	HR3 (G)	HR4 (G)	HR5 (G)	Default	Paid Off	Withdrawn (Other)
HR +1 (G)	-	-	-	-	-	-	-	-	-	-
HR1 (G)	-	-	-	-	-	-	-	-	-	-
HR2 (G)	1	-	-	100.0%	-	-	-	-	-	-
HR3 (G)	-	-	-	-	-	-	-	-	-	-
HR4 (G)	-	-	-	-	-	-	-	-	-	-
HR5 (G)	-	-	-	-	-	-	-	-	-	-
Total	**1**							**-**	**-**	**-**

Source : HR Ratings



Credit Ratings Performance Measurement Statistics

- Three- Year Sovereign Issuers, Long Term Transition Matrix – 2012-2015

Sovereign Issuers - 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

| Credit Ratings as of 12/31/2012 | | Credit Ratings as of 12/31/2015 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2012 - 12/31/2015 (Percent) | | |
Credit Rating Scale	Number of Ratings Outstanding	HR AAA (G)	HR AA + (G)	HR AA (G)	HR AA - (G)	HR A + (G)	HR A (G)	HR A - (G)	HR BBB + (G)	HR BBB (G)	HR BBB - (G)	HR BB + (G)	HR BB (G)	HR BB - (G)	HR B + (G)	HR B (G)	HR B - (G)	HR C + (G)	HR C (G)	HR C - (G)	Default	Paid Off	Withdrawn (Other)
HR AAA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A - (G)	1	-	-	-	-	-	-	100%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	1																						

Source: HR Ratings

Credit Ratings Performance Measurement Statistics

- Three- Year Sovereign Issuers, Short Term Transition Matrix – 2012-2015

Sovereign Issuers - 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating Scale	**Number of Ratings Outstanding**	**HR +1 (G)**	**HR1 (G)**	**HR2 (G)**	**HR3 (G)**	**HR4 (G)**	**HR5 (G)**	**Default**	**Paid Off**	**Withdrawn (Other)**
HR +1 (G)	-	-	-	-	-	-	-	-	-	-
HR1 (G)	-	-	-	-	-	-	-	-	-	-
HR2 (G)	1	-	-	100.0%	-	-	-	-	-	-
HR3 (G)	-	-	-	-	-	-	-	-	-	-
HR4 (G)	-	-	-	-	-	-	-	-	-	-
HR5 (G)	-	-	-	-	-	-	-	-	-	-
Total	**1**							-	-	-

Source : HR Ratings


- Ten- Year Sovereign Issuers Transition Matrix – 2005-2015

*The ten year Sovereign Issuer Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing Sovereign ratings as of 2012.



Credit Ratings Performance Measurement Statistics

- One- Year U.S. Public Finance Transition Matrix – 2014-2015

U.S Public Finance - 1 Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																		Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR AAA (G)	HR AA + (G)	HR AA (G)	HR AA - (G)	HR A + (G)	HR A (G)	HR A - (G)	HR BBB + (G)	HR BBB (G)	HR BBB - (G)	HR BB + (G)	HR BB (G)	HR BB - (G)	HR B + (G)	HR B (G)	HR B - (G)	HR C + (G)	HR C (G)	HR C - (G)	Default	Paid Off	Withdrawn (Other)
HR AAA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB (G)	2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100%
HR BBB - (G)	2	-	-	-	-	-	-	-	-	-	100%	-	-	-	-	-	-	-	-	-	-	-	-
HR BB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	**4**																						

Source: HR Ratings



Credit Ratings Performance Measurement Statistics

-Three- Year U.S. Public Finance Transition Matrix – 2012-2015

*The three year U.S. Public Finance Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing U.S. Public Finance ratings as of 2014.


- Ten- Year U.S. Public Finance Transition Matrix – 2005-2015

*The ten year U.S. Public Finance Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing U.S. Public Finance ratings as of 2014.



Credit Ratings Performance Measurement Statistics

- One- Year International Public Finance Transition Matrix – 2014-2015

International Public Finance Issuers - 1 Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																			Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR AAA	HR AA +	HR AA	HR AA -	HR A +	HR A	HR A -	HR BBB +	HR BBB	HR BBB -	HR BB +	HR BB	HR BB -	HR B +	HR B	HR B -	HR C +	HR C	HR C -	Default	Paid Off	Withdrawn (Other)
HR AAA	8	100%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA +	25	20%	72%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8%	-
HR AA	60	10%	12%	77%	2%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA -	56	-	-	13%	30%	4%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7%	46%
HR A +	26	-	-	-	23%	62%	4%	4%	-	-	-	-	-	-	-	-	-	-	-	-	-	8%	-
HR A	17	-	-	-	6%	29%	41%	-	-	-	-	-	-	-	-	-	-	-	-	-	6%	6%	12%
HR A -	15	-	-	-	-	-	27%	60%	7%	-	-	-	-	-	-	-	-	-	-	-	-	7%	-
HR BBB +	8	-	-	-	-	-	-	13%	63%	13%	-	13%	-	-	-	-	-	-	-	-	-	-	-
HR BBB	14	-	-	-	-	-	-	-	14%	57%	21%	-	-	-	-	-	-	-	-	-	-	7%	-
HR BBB -	18	-	-	-	-	-	-	-	-	28%	56%	17%	-	-	-	-	-	-	-	-	-	-	-
HR BB +	13	-	-	-	-	-	-	-	-	-	15%	69%	8%	-	-	-	-	-	-	-	-	-	8%
HR BB	7	-	-	-	-	-	-	-	-	-	-	29%	57%	-	-	-	-	-	-	-	-	-	14%
HR BB -	1	-	-	-	-	-	-	-	-	-	-	-	100%	-	-	-	-	-	-	-	-	-	-
HR B +	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C +	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	268																						

Source : HR Ratings



HR Ratings® Credit Rating Agency

Credit Ratings Performance Measurement Statistics

- Three- Year International Public Finance Transition Matrix – 2012-2015

International Public Finance Issuers - 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																			Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR AAA	HR AA +	HR AA	HR AA -	HR A +	HR A	HR A -	HR BBB +	HR BBB	HR BBB -	HR BB +	HR BB	HR BB -	HR B +	HR B	HR B -	HR C +	HR C	HR C -	Default	Paid Off	Withdrawn (Other)
HR AAA	3	67%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	33%
HR AA +	20	20%	30%	15%	10%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	25%	-
HR AA	12	8%	8%	33%	17%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	25%	8%
HR AA -	13	15%	-	8%	23%	15%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	23%	15%
HR A +	13	-	8%	46%	15%	23%	8%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A	23	-	-	4%	4%	22%	9%	13%	4%	-	4%	4%	-	-	-	-	-	-	-	-	4%	17%	13%
HR A -	10	-	-	-	10%	10%	20%	20%	-	-	10%	-	-	-	-	-	-	-	-	-	-	10%	20%
HR BBB +	11	-	-	-	-	-	9%	9%	27%	9%	9%	-	-	-	-	-	-	-	-	-	-	-	36%
HR BBB	14	-	-	-	-	-	-	7%	7%	29%	14%	7%	7%	-	-	-	-	-	-	-	-	14%	14%
HR BBB -	11	-	-	-	-	-	-	-	-	27%	-	18%	-	-	-	-	-	-	-	-	18%	-	36%
HR BB +	5	-	-	-	-	-	-	-	-	-	-	40%	20%	-	-	-	-	-	-	-	-	-	40%
HR BB	2	-	-	-	-	-	-	-	-	-	-	50%	50%	-	-	-	-	-	-	-	-	-	-
HR BB -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B +	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B	1	-	-	-	-	-	-	-	-	-	-	-	100%	-	-	-	-	-	-	-	-	-	-
HR B -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C +	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	138																						

Source: HR Ratings



Credit Ratings Performance Measurement Statistics

- Ten- Year International Public Finance Transition Matrix – 2005-2015

*The ten year International Public Finance Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing International Public Finance ratings as of 2008.

Long Term Global Rating Scale

Symbol	Definition of the Rating
HR AAA (G)	The issuer or offering given this rating has the highest credit quality, offering strong security for prompt payment on debt obligations. Minimum credit risk on the global scale.
HR AA (G)	The issuer or offering given this rating has a high credit quality and offers strong security for prompt payment on debt obligations. Very low credit risk on the global scale under adverse economic conditions.
HR A (G)	The issuer or offering given this rating offers acceptable security for prompt payment on debt obligations. Low credit risk on the global scale.
HR BBB (G)	The issuer or offering given this rating offers moderate security for prompt payment on debt obligations. Moderate credit risk on the global scale, with weakness in its ability to pay under adverse economic conditions.
HR BB (G)	The issuer or offering given this rating offers insufficient security for prompt payment on debt obligations. High credit risk on the global scale.
HR B (G)	The issuer or offering given this rating offers low security for prompt payment on obligations. High credit risk on the global scale. Susceptible to fall into default.
HR C (G)	The issuer or offering given this rating offers a high probability of falling into default on the payment of debt obligations.
HR D (G)	The issuer or offering given this rating has the lowest credit rating on the global scale. They are already in default or it is highly likely they will fall into default on payment of their debt obligations in the short term.

NOTE: As there is a wide range of possible characteristics specific to issuers or instruments and considering the ratings are expressed based on a limited number of symbols, HR Ratings assigns "+" or "-" to the positions of relative strength (where necessary) within each rating scale.

Short Term Global Rating Scale

Symbol	Definition of the Rating
HR1 (G)	The issuer or offering given this rating offers a high ability to make prompt payment on short-term debt obligations and maintains the lowest credit risk. Instruments with relative superiority in this category in terms of credit characteristics are assigned the rating HR+1 (G).
HR2 (G)	The issuer or offering given this rating offers a reasonable ability to make prompt payment on short-term debt obligations and maintains a higher credit risk compared to instruments with a higher credit rating.
HR3 (G)	The issuer or offering given this rating offers a moderate ability to make prompt payment on short-term debt obligations and maintains a greater credit risk compared to instruments with a higher credit rating.
HR4 (G)	The issuer or offering given this rating offers an insufficient ability to make prompt payment on short-term debt obligations and maintains a very high credit risk. These instruments are susceptible to fall into default.
HR5 (G)	The issuer or offering is highly probable they will fall into default on the payment of debt obligations.
HR D (G)	The issuer or offering given this rating has the lowest credit rating and they are already in default.

Long Term Local Rating Scale

Symbol	Definition of the Rating
HR AAA	The issuer or offering given this rating is considered to have the highest credit quality, offering strong certainty for the prompt payment of debt obligations. They maintain a minimum credit risk.
HR AA	The issuer or offering given this rating is considered to have a high credit quality, offering strong certainty for the prompt payment of debt obligations. They maintain a very low credit risk under adverse economic scenarios.
HR A	The issuer or offering given this rating offers reasonable certainty for the prompt payment of debt obligations. They maintain a low credit risk under adverse economic scenarios.
HR BBB	The issuer or offering given this rating offers moderate certainty for the prompt payment of debt obligations. They maintain a moderate credit risk, with weakness in the ability to pay against adverse economic changes.
HR BB	The issuer or offering given this rating offers insufficient certainty for the prompt payment of debt obligations. They maintain a high credit risk.
HR B	The issuer or offering given this rating offers low certainty for the prompt payment of obligations and maintains a high credit risk. They are susceptible to falling into default.
HR C	The issuer or offering given this rating offers a high probability of falling into default on the payment of debt obligations.
HR D	The issuer or offering given this rating has the lowest credit rating. They are either already in default or it is highly probable they will fall into default on the payment of debt obligations in the short term.

NOTE: As there is a wide range of possible specific characteristics for issuers or instruments and considering that the ratings are expressed based on a limited number of symbols, HR assigns "+" or "-" up to and including HR AA as positions of relative strength (if necessary) within each rating scale.

Default Criteria

HR Ratings' Default Criteria is as follows:

a) HR Ratings defines ¨non-compliance¨ or ¨default¨ (HR D) as the failure to comply with the obligatory interest and principal payments according to the original agreed terms. In the context of the responsible entity of complying with the payment, the determination of the credit rating depends on the degree of compliance of its set payment obligations. When the default of an entity covers the ¨predominant¨ part of its debt, the rating would be HR D.

b) When the default extends to a ¨significant¨ part of its debt but it is not necessarily predominant, the rating would be HR DS (selective default).

c) In several cases, an entity may be in difficult conditions that damage its will and/or capacity of complying with its payment obligations according to the original agreed conditions. This may result in a renegotiation of the payment terms between the entity and its creditors. HR Ratings considers a restructure in which the creditors agree to accept the new payment terms knowing that the alternative is to receive inferior payments to the ones originally agreed (or no payment whatsoever), as a ¨forced restructure¨. This restructure may represent a ¨technical default¨ due to the fact that the entity wouldn´t be complying with the original agreed payment terms. The result would be the assignment of a rating of HR DT (technical default) for the instrument(s) in matter, in the moment in which the determined payment is made in the forced restructure.

The definition of default was last updated on November 3rd, 2015, and applies to all asset classes that HR Ratings analyses.

URL

HR Ratings Uniform Resource Locator (URL) of its corporate Internet website where the credit rating histories are disclosed is the following:

- http://hrratings.com/en/ratings



Credit Ratings Performance Measurement Statistics

HR Ratings de Mexico SA de CV (HR Ratings) ratings and/or opinions are opinions of credit quality and/or regarding the ability of management to administer assets; or opinions regarding the efficacy of activities to meet the nature or purpose of the business, on the part of issuers, other entities or sectors, And are based exclusively on the characteristics of the entity, issuer or operation, with independence from whatever activity or business between HR Ratings and the entity or issuer. The ratings and/or opinions assigned or issued do not constitute an investment recommendation to buy, sell or hold any instrument nor to perform any business, investment or other operation. The assigned ratings and/or opinions issued may be subject to updates at any time, in accordance with HR Ratings methodologies as per the terms of Article 7, Section II and/or III, as may be the case, of the "General Provisions Applicable to Securities Issuers and other Participants of the Securities Market"1.

HR Ratings bases its ratings and/or opinions on information obtained from sources that are believed to be accurate and reliable. HR Ratings, however, does not validate, guarantee or certify the accuracy, correctness or completeness of any information and is not responsible for any errors or omissions or for results obtained from the use of such information. Most issuers of debt securities rated by HR Ratings have paid a fee for the credit rating based on the amount and type issued by each debt instrument. The degree of creditworthiness of an issue or issuer, opinions regarding asset manager quality or ratings related to an entity's performance of its business purpose are subject to change, such as to produce a rating upgrade or downgrade, without implying any responsibility on the part of HR Ratings. The ratings issued by HR Ratings are derived in an ethical manner, in accordance with healthy market practices and in compliance with applicable regulations found in the www.hrratings.com rating agency webpage. There one can view documents Code of Conduct, methodologies, rating criteria and current ratings.

Ratings and/or opinions assigned by HR Ratings are based on an analysis of the creditworthiness of an entity, issue or issuer, and do not necessarily imply a statistical likelihood of default, which we define as the inability or unwillingness to satisfy the contractually stipulated payment terms of an obligation, such that creditors and/or bondholders are forced to take action in order to recover their investment or to restructure the debt due to a situation of stress faced by the debtor. Without disregard to the aforementioned point, in order to validate our ratings our methodologies consider stress scenarios as a complement to the analysis derived from a base case scenario.

The rating fee that HR Ratings receives from issuers generally ranges from $1,000 to $1,000,000 USD (or the foreign currency equivalent) per issue. In some instances, HR Ratings will rate all or some of the issues of a particular issuer for an annual fee. It is estimated that the annual fees range from $5,000 to $2,000,00 USD (or the foreign currency equivalent).